Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

Gateway Conference Transcript

September 8, 2021

Matt Glover:

Good afternoon, and welcome to the 10th annual Gateway Conference. Our next presenting company is KORE, a global leader in IoT solutions and worldwide IoT connectivity as a service. To finalize, uh, a Q&A session will follow management’s prepared remarks.

Matt Glover:

You can submit your questions at any time during the presentation by clicking on the Ask Question button on the left side of your screen, type in your question and hit submit. With that, I would like to turn the call over to KORE’s CEO, Romil Bahl. Romil, the floor is yours.

Romil Bahl:

Hey, thank you very much, Pat. Thank you again for hosting us here at your, uh, conference, and, um, thank you, and welcome to all the, um, investors and, and audience members here today. Uh, joining me on the call is Puneet Pamnani, our CFO. Um, poor fellow struggles to get a word in sideways anyway when I’m presenting. And given the format here today with barely 30 minutes, I doubt he’s gonna get a chance to say much, uh, until we get to Q&A. Please do, uh, line up your Q&A, uh, as the questions occur to you. Uh, that way, uh, I know how much time to leave and kind of switch to what you really wanna talk about, which are obviously your questions.

Romil Bahl:

Um, just in the form of introductions for myself, this is my third CEO gig. Uh, all three companies, uh, Puneet has worked at. He was head of strategy at PRGX which was my first, uh, CEO role, which was a public company. We then ran a private equity company, uh, out of Detroit called Lochbridge which we pivoted towards the connected-car space, sold to a strategic buyer in late-2017, mid-2017. And then late ‘17, I joined here and, and he joined about six months later.

Romil Bahl:

Um, in terms of the transaction, I don’t really need to spend a lot of time here. But suffice it to say we’re closing in on just a week from tomorrow is our shareholder vote. Uh, we expect to be at the New York Stock Exchange on Monday, uh, for the bell-ringing event and, uh, and a board meeting for a couple of days with the new, kind of, [PubCo] board.

Romil Bahl:

I’m excited about, uh, about that, excited about, uh, putting hopefully a big chunk of the cash proceeds to work, uh, on an M&A, um, you know, um, obviously after de-levering, uh, which is the primary purpose of our cash raise. Not one dollar is being taken, uh, off the table, so to speak, by any of the shareholders, including our private equity company, uh, Abry.

Romil Bahl:

Uh, in terms of some of the sources and uses, I’ll let you take a look at this in detail. Let me get to the story itself, just in the interest of time. If we were to summarize kind of the seven highlights, um, of KORE, this is the page. And, and honestly, I probably don’t need to leave this page, certainly if Q&A starts to come in, uh, once I’m done talking about, you know, these seven points.

Romil Bahl:

First and foremost, um, you know, we are a pure play IoT company in a world where there isn’t much, you know, in the form of pure play, uh, IoT. And here’s what I mean by that. Much of what people believe, um, you know, our success with IoT companies are in a single use case. In a single industry segment, inside of an industry sector.

Romil Bahl:

We, on the other hand, go across, uh, m- most all of the exciting use cases in IoT. Across the five industry sectors where increasingly focused on, we are focused on the use cases where the market, um, you know, really is spending its money. Right? Between 80 and 90% of IoT dollars are spent in the use cases that we enabled.

Romil Bahl:

This gives us a, a, a, a great opportunity to grow. It’s not about us becoming the next best remote patient monitoring company or fleet management company, uh, it’s really about us enabling our customers, and then, in turn, some of them becoming unicorns, rogue companies. But across the board, our customers grow at 20% and that gives us a phenomenal platform to build.

Romil Bahl:

We have a little over 3,600 enterprise customers today. Less than 200 of those, by the way, have bought more than connectivity from us. In some cases a very small, uh, additional service might have been added. This represents a massive cross-sale opportunity.

Romil Bahl:

Why? We, three years ago, started a transformation to take a connectivity-only company like IoT CaaS or connectivity-as-a-service is the 100% of our revenue two years ago. In this quarter that we’ve just announced, we’re closer to 70-30 in the next. So about 30% of our revenue in Q2 of 2021, um, was, uh, IoT solutions.

Romil Bahl:

So you can see it’s getting great traction. In fact, for the first half of 2021, IoT solutions grew at over 25% year over year over the first half of last year. Um, as the connectivity grew over 10%, which is nothing to sneeze at given that we’re facing two unique headwinds for the next year or year and a half, in that business between our one-time churn and then the one-time ARPU declines going into the LTE, uh, the long-term evolution.

Romil Bahl:

If you take those headwinds out, the connectivity business can grow, uh, at the 20% level as well. The market is certainly there, right? It’s just literally a matter of these sunsets getting behind us and the, uh, the one-time churn customers getting behind us and we will fulfill that growth potential.

Romil Bahl:

On average, our current customers are growing at 20%. So if you did nothing else but serve your current customers, you would grow at closer to 20%, um, which is the point I’m making about the, the, the ex- existing headwinds for the next year, year and a half being the only thing keeping us back from being uh, uh, an even more exciting, top-line growth story.

Romil Bahl:

Um, the market is the story. Right? The last 10 years, 12 years of learning about IoT, of identifying the challenges that exist and the complexities that exist in executing IoT are now behind us. We have learnt what it takes to successfully deploy. We have put together a one-stop-shop, uh, an IoT-in-a-box framework to solve the complexity challenges and help our customers deploy, manage and scale successfully, competently, seamlessly [secure you].

Romil Bahl:

And that gives us a very differentiated, one-of-a-kind, competitive position in a market that is absolutely exploding from roughly 12 billion devices in the last year to roughly 75 billion connected IoT devices by 2030. That’s about eight connected devices per human being on the planet, just to put things in perspective. And that does not count, uh, the consumer devices, the laptops and s- smart phones and so on and so forth.

Romil Bahl:

And there are forces that are driving this. eSIM, 5G, Edge Compute, AIoT, that are all out there for all to see, and they’re all driving digital transformation out to the edge, and driving the delivery of solutions and data like it’s never done before. Uh, and we’re certainly positioned today, uh, to be a leader in this, in this next 10, 15 years of excitement.

Romil Bahl:

Um, and yet we’re not done. We’re still transforming. We’re about halfway done through our transformation, as I like to say, and we’ve still gotta add a ton of analytics in the AIoT capabilities, uh, that would position us even better.

Romil Bahl:

We are a fast company. We are an IP, software, technology-based company. We have spent over $50 million on our transformation these last two years. Over 30 of that has gone into technology, our three key tech stacks. The KORE One platform, the eSIM tech stack, and the KORE Networks. [Certainly] KORE network which is, we call it hypercloud ‘cause it’s cloud native, uh, in nature. Uh, and that provides a very, very strong, competitive mode, just for the 500 employees really [globally], um, in our business.

Romil Bahl:

And yet, with these great, fast, usage-based pricing, y- you know, Twilio-like characteristics, if you will, we have the phenomenal characteristics, stickiness characteristics, of a PaaS-type business. Not necessarily because we are a PaaS [inaudible] platform-as-a-Service business, but because our SIMs, once deployed, throw off revenue for the lifetime of the device. It is too costly to change out that SIM, simply put. Um, may cost $100 to $200 to do [crew] roll than a truck roll, roll to change out a SIM. In the meantime, you’re saving some 10 cents, 20 cents on ARPU, right? It, it just doesn’t add up, there is no business case.

Romil Bahl:

And that’s what gives us these tremendous revenue visibility, recurring revenue characteristics of 90%, 91% recurring revenue last year. And by the way, the lifetimes of these devices is growing. It used to be seven to 10 years. It’s now growing to 12 to 15 years as we’re getting better at low power, uh, right? At... Well, first of all, we’re getting better at just getting battery life to last longer. And secondly, we’re getting better in our design to enable devices to use very low amounts of power so they can last longer. And when they can last 10 and 12, and 15 years, that’s like music to our ears, ‘cause we get recurring revenue, then, every device we put out there for that long.

Romil Bahl:

Attractive financials. Our CaaS business is a 60% gross margin business. That’s our bread and butter, uh, business, as you know. And we’re close to 30% EBITDA margins, we’re investing today into our IoT solutions business so that gross margin is significantly lower than that, and lower than 40% right now. Driven both by investments but also buy, um, one very large customer, um, in that base business that g- gave us tremendous amount of volume boost, uh, this year, next year that we, um, you know, obviously gave some concessions way for.

Romil Bahl:

But we believe with operating leverage with, um, uh, we’re gonna be stop investing ahead of the revenue curve, uh, the margin profile will continue to grow back, uh, to the 30% range and beyond. Phenomenal, you know, business because not only is it highly profitable, it’s a free cash flow generator. We don’t spend much in CapEx. Certainly not in comparison to the partners and companies with whom we have actually, uh, you know, sort of on the backs of whom we’ve built our business, right?

Romil Bahl:

So the carriers spend billions of dollars on spectrum and on towers. The satellite guys do it on spectrum and, um, keeping their birds in the sky. Uh, we got to build a great business aggregating all of those technologies and others, bringing it to one platform and then providing its user services, solutions, analytics around that, to do more and more and more for our customers.

Romil Bahl:

Um, free cash flow, $350 million. And that’s at our base case. Our base case is a moderate 17% [kegger] over the next five years that gets us to $414 million in revenue in 2025. The upside case, because we’re more focused on as executives is to get closer to a billion dollars over a similar time period at a much more exciting kegger. But importantly, in that upside case, where going to layer in M&A.

Romil Bahl:

We think [inaudible] we can get to between six and $700 million. So in some of the investment we’re making, we have some successful pre-configured solutions. And if we can grow some analytics off it. If we can do those things, add new customers, uh, thanks to that, uh, set of new products, we think we can get the organic revenue from 414 up into the six hundreds. And then if you can layer in two, three plus hundred million dollars of M&A revenue, all of the that free cash flow that I’m talking about, generating all of this can answer the effects so that it can go in public.

Romil Bahl:

Taking our debt down from nine plus times of EBITDA down to [circa] two times. Actually, performance is 1.7 but that’s obviously subject to wear the, uh, SPAC redemptions go, etc., uh, a week from now. Um, but if we can get anywhere close to normal public company that levels, that gives us a ton of financial flexibility, uh, hopefully little bit of cash on the balance sheet, a public currency to... Or a [great] public start kind of currency to, to perform acquisitions where... Uh, but we’re very excited about it because we believe that will massively accelerate shareholder value.

Romil Bahl:

So that at the summary level is the, um, you know, seven key summary slides. Uh, at least I’m not seeing any Q&A having come in yet, and so I guess I’ll keep talking, uh, in, in the absence of that. But I’d much rather actually answer questions you have as investors listening. Uh, so if you have, uh, questions, please do ask, uh, those questions.

Romil Bahl:

I’ve already talked, I think, to this slide in some detail. So I’m going to sort of skip ahead, um, to kind of the, “What do you really do and how do you charge for it?” page, right? This is our business. Simply put, we will, we will report in two lines. We will report an IoT connectivity or a, or CaaS line, we will report an IoT solutions line. Right?

Romil Bahl:

The IoT connectivity line has dipped to 74% from 100%, um, back in 2020. And then, uh, dipped further to closer to 70%, 71% as of Q2. Now, that’s just a quarter. I don’t know where the year of 2021 will end up. But it showcases why we’re so excited about our IoTs as business because you can grow faster, it’s a chunkier business. And when you sell that you get l-, you know, you add up dollars much faster than a small ARPU, you know, dependent-on-devices-growing kind of business, right? So there’s, uh, a lot better time to revenue, time to scale, uh, conversations when it comes to our IoT solutions line of business. Which is, again, uh, new.

Romil Bahl:

Our connectivity business, largely speaking, is charged per subscriber per month. So as an ARPU conversation, again, seven, 10 years or longer on the life cycle. On the [crack] of the enablement side of the house, uh, we typically have multi-year contract. It’s a little bit more PaaS-oriented, uh, in terms of its contractual features. On the IoT solution side we charge per device based on how many services you buy from us on the device management services.

Romil Bahl:

And we have some SaaS tools. Some brand new SaaS tools, network intelligence, security [probe], location-based services. Um, and [resting] now, we just hired our leader a couple of months ago in private networking. So that’ll be a key offering area we expand next year as part of our connectivity and [enabling] services. It’s a very, very rich, vibrant, exciting product catalog that we’re, um, getting after investing in, etc.

Romil Bahl:

All of this comes with a significant [moat], right? So huge scope, everything connected to the internet, no matter how simple or complex the use case. Some examples are there on the [rec] just to make that point. It can be simple, smart meters, smart lights. It could be management, can remote patient monitoring. It would be, uh, connected blood sugar monitor or glucose monitoring is, as, as some would call it, continuous glucose monitoring for diabetes patients. Um, you know, whatever the use case is, it gets to be in our scope.

Romil Bahl:

From a connectivity standpoint, we have a phenomenal moat, uh, the, the, the, the IoT connectivity asset where we’re starting our runway, um, reminds me a little bit of, uh, Twilio’s SMS text asset when they started in their space. And we intend to take a page or two out of their book as we approach, um, the coming years.

Romil Bahl:

We’re similarly growing are indirect sales force, referring, uh, you know, a front end developer portfolio, um, where developers can come and adopt IoT quickly, can integrate our APIs, build applications on our platform increasingly. So the next five, 10, 15 years as 75 billion devices get connected, it’s just a massive opportunity for us. All driven by this huge moat of 44 carrier integration, several satellite integrations, more, uh, integrated into our platform those tech stacks I talked about earlier.

Romil Bahl:

And then you layer on top of that the fact that we do... It’s more than just connectivity, which in and of itself is a differentiator. The fact that you have connectivity solution and analytics one-stop shop. Uh, but then within that, you know, you had vertical knowledge, you had real, um, uh, requirements, compliance and regulatory requirements. FDA, HIPAA, ISO, not just 9001, but 13485 to, to, to, to handle medical devices. And now, we start to add up to the, to the tremendous moat we have in our business.

Romil Bahl:

Um, the next question is the, um... Or, sorry, the next slide I should say, the next point, uh, out of my seven points was the market. This right here is the 12 billion devices in 2020 going to 75 million devices in ‘24, right? That is the, um, and that’s where all the excitement is. Yes, the connect- you know, consumer devices are going from roughly 10 billion to roughly 16 billion, but obviously dwarfed in terms of the excitement and growth in IoT, right? In IoT devices, right?

Romil Bahl:

And so, this page right here maps how those 75 million devices, the same numbers I just talked about, 12 on the left hand edge of 2020, 75 on the left hand edge of 2030, will grow and will be connected.

Romil Bahl:

Um, that’s interesting to build out for some reason. Uh, I don’t know if there’s a trick to... Oh, next animation, maybe. Yeah, okay. All right. So, um, you know, we, we, we, take the same services I just showed you, integrated those across these devices, and these technologies, these connectivity technologies, and that should be obvious our connectivity-as-a-service or connectivity enabled them as a service applies whenever there’s a usage for the connectivity.

Romil Bahl:

We’ve got [inaudible], we’ve got satellite, etc. And then our solutions business or device management services and analytics services apply to all devices. In theory, all 75 there.

Romil Bahl:

And finally, the point I’ve made before, the point that cannot be ignored, the point that makes the point about the market better than anything I can say is that eSIM, which consumer side, Apple has been pushing and is winning that battle, is, is getting, is starting to be applied into IoT. In fact, almost a million of our five million SIMs last year with eSIMs that we [shipped]. That makes them shift rapidly to where, I believe, nobody in the world will be buying single individual carriers SIMs locked to one carrier anymore. Um, manufacturers will want one SKU in their supply chain. They will adopt eSIM.

Romil Bahl:

The power of LPWA and purpose-built IoT networks speaks to itself becomes a massive IoT. And of course once 5G matures for IoT, it’s going to be a, uh, you know, major driver of growth. In fact, our growth rates between 2025 and 2030 are much faster than the growth rates between now and 2025, powered mostly by 5G maturing.

Romil Bahl:

Let me now go quickly, uh, into the next section because frankly, um, I think I’ve covered the market industry here. I think it’s telling me there are some questions here. Uh, “I’m not quite sure what is meant by SPAC [friends] Um, obviously, we have a Supa- a SPAC sponsor. We have [Cerberus], um, who have made public their intention to launch a SPAC franchise.

Romil Bahl:

Um, and so, y- you know, we’re delighted and honored to be there first. They had over 100 guys they were looking at when they called Abry who they’ve had a relationship with a long time. In our [inaudible] shop, they asked us, um, uh, you know, they asked Abry to speak to us. We weren’t particularly interested in being a SPAC per se or a SPAC, uh, go-public story per se. We would probably have been an IPO in a couple years when our transformation is done ‘cause we certainly think there’s power in our model to be public.

Romil Bahl:

Uh, but when we talked to the service team, we talked to the highly credible executives they brought to bear, it is almost a no brainer to say these guys can accelerate us, right? And so we’ve used this time of COVID and everything being virtual and sitting at home doing Zoom calls to get through a tremendous period of diligence and, and, and go public activity, etc.

Romil Bahl:

And then the second question is about peers and competitors and I’ve got a slide coming on that so why don’t I, I wait, uh, to answer that question. Uh, um, but simply put, we don’t believe we have any (laughs). There’s certainly nobody saying deploy, manage, scale connectivity solutions, analytics.

Romil Bahl:

There’s companies that do connectivity, there’s companies that do one of those three things or some of those, uh, things but certainly, nobody that’s bringing it together with the promise of making it work, with the promise of accelerating, uh, our customers, um, uh, you know, in, in, in terms of really driving the 12, 18, 24-month cycles of launching an end-to-end IoT solution bringing that down to 12, 18, 24 weeks. That’s the promise of KORE.

Romil Bahl:

How do we do that? We do that with having a, a seven-step framework which on the right-hand side of this page, um, that simplifies IoT, that manages deployments, kn- knowing exactly what needs to happen at every step. We have two decades of deployment-based solutions since 2002 and we started, um, we’ve served over 10,000 use cases. So we obviously learned a thing or two about these seven challenges represented here on the left hand side.

Romil Bahl:

And the fact that we are a one-stop shop is frankly our biggest differentiator, uh, of our story. And I can’t think of a better way to bring this to life than with a real customer case study. This case study, uh, is, is one of the world’s largest medical device companies, uh, instantly recognizable, one of their use cases is in cardiac rhythm monitoring or CRM. Uh, basically pacemakers.

Romil Bahl:

In my father’s case, he doesn’t have a full pacemaker. He had a, um, monitor in his heart. Something has to get the data off of that. Uh, they use, this customer uses Bluetooth protocol between the, the heart device and the bedside monitor device, typically on the bedside ‘cause that’s where somebody will spend many hours.

Romil Bahl:

And, you know, ideally ha- has only about, like, 15, 20 foot effective range. Certainly, when you’re going around the walls and so forth in the home. And so that’s where the device sits. It gets the data and then it has to ship it back up to a healthcare cloud in a HIPAA, [five] data-privacy, regulated, secure kind of way, uh, and then get to the physician portal that need to provide the care or warn a patient that it’s sending to the hospital.

Romil Bahl:

And obviously our CaaS service is invaluable to this customer. This customer ships to 57 countries. Um, if you has two or three carriers per country, you know, AT&T, T-Mobile, Verizon, to ensure yourself of connectivity, you would need somewhere between 100 and 150 carriers, uh, alone to partner with them. You need a small army of lawyers and contract managers, small army of people logging into a 150 platforms every day, ordering SIMs, calling 150 phone numbers, trying to triage and reconcile 150 bills, on and on and on.

Romil Bahl:

And that’s just connectivity partners and barrier, right? We aggregate all of that for all of the countries that we do business in. When people move, by the way, they tend to take their pacemakers with them. So we actually collect data in over 100 countries. So the connectivity service is actually more complicated than the 57 countries you ship to, right? And as this customer has grown slowly at first and now had more accelerated rate of 20% a year, they now have, uh, almost a million SIMs at the end of last year. They’ll go over a million this year.

Romil Bahl:

And last year, the revenue is a little over 8 million [buyers] in the connectivity-as-a-service business in the right-hand side of this page.

Romil Bahl:

Now, I’m making my point about how solutions goes much faster [today]. The connectivity, the left side of this page, all of the services we do from, um, getting the right software, firmware on the device, testing the connectivity and serving the SIM, testing connectivity, locking it down with MDM technology, staging, kitting, shipping, supporting it, that added up to over $23 million at least, right? And will be bigger this year.

Romil Bahl:

And so that’s how, you know, when we start to sell multiple services into our customer, the revenue can grow much faster. But equally, it’s probably a very real customer problem, which is bringing the complexity down, simplifying the adoption of IoT.

Romil Bahl:

So I think I’ve made the majority of the points I really wanted to make. I’m going to end my half-hour slot by answering one more question that has come in. The question is, how will the proceed on this SPAC transaction be deployed?

Romil Bahl:

Um, as said earlier, we are absolutely focused on using every dollar we can to pay down debt. We effectively go from nine, nine and a half turns of debt, times of, times EBITDA, right? Um, to, to 1.7 if we had no redemptions, right? If we have some redemptions and therefore have less cash, you know, we may end up at two or over two but whatever the number is that we will end up, at all the leverage ratio we will end up at, it will be far, far superior to where we are today, give us far more financial flexibility, uh, to do M&A.

Romil Bahl:

Um, and, and, and obviously, that’s probably the number one reason to go public in the first place, to accelerate our value, to more investments organically, and certainly inorganically as well.

Romil Bahl:

So with that, and unless there is another question that has snuck in... No, there isn’t. So I am going to, um, call it quits and leave you on, uh, the page that represents our upside story. Again, in our financial pack in the back of our investment deck that’s public and out there and available, we have a forecast out for $414 million in 2025.

Romil Bahl:

Internally, as an executive team, we aspire to doing more than twice that in about the same period. We think that investments into our pre-configured solution, strategy, into edge and AI analytics portfolio that we haven’t even started yet as we continue our transformation. We can organically grow at a more exciting rate than what we’re putting out on the base case and get to be closer to, you know, 600 to 700 million organically.

Romil Bahl:

And then you add 2, 300 million or more of revenue through M&A. We’ve talked $350 million of free cash flow just in the base case. If we’re getting an accelerated case, we can put that cash to good use. Uh, we can certainly be a billion dollar company in the foreseeable future.

Romil Bahl:

With that, I’ll say thank you very much. Uh, um, Matt, I don’t know if you’re still on and, uh, how we want to wrap up.

Matt Glover:

Good. Thanks Romil. Appreciate everyone’s participation. Have a great rest of the day. Take care.

New Speaker:

Ladies and gentlemen, this session has concluded. Thank you for your participation.

Important Information and Where to Find It

This communication references the proposed merger transaction announced previously involving CTAC and KORE. CTAC and King Pubco, Inc. (“Pubco”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This communication, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this communication. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.